UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Amendment No. 1

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

WORLD AIR HOLDINGS, INC.
(Name of Subject Company (Issuer))

WORLD AIR HOLDINGS, INC.
(Name of Filing Person (Issuer))

Common Stock, $.001 Par Value Per Share
(Title of Class of Securities)

98142V104
(CUSIP Number of Class of Securities)

Mark M. McMillin
General Counsel and Corporate Secretary
HLH Building
101 World Drive
Peachtree City, Georgia 30269
(770) 632-8215
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

G. William Speer
Powell Goldstein LLP
One Atlantic Center, 14th floor
1201 W. Peachtree Street, N.W.
Atlanta, Georgia 30309
(404) 572-6600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$21,111,109	$2,258.89

*	Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 2,222,222 shares of common stock at the maximum tender offer price of $9.50 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,258.89	Filing Party: World Air Holdings, Inc.
Form or Registration No.: Schedule TO	Date Filed: September 11, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTION

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on September 11, 2006 (collectively, “Schedule TO”) by World Air Holdings, Inc., a Delaware corporation (the “Company”), relating to the offer by the Company to purchase up to 2,222,222 shares of its common stock, par value $.001 per share, at a price not greater than $9.50 nor less than $9.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 11, 2006 (the “Offer to Purchase”) and in the Letter of Transmittal (the “Letter of Transmittal”) (which, together with any amendments and supplements thereto, collectively constitute the “Tender Offer”).

The information in the Tender Offer, including all schedules and annexes thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Schedule TO is hereby amended as follows:

(1) The last sentence of Item 11(a) of Schedule TO is amended to read as follows:

“No material legal proceedings relating to the Tender Offer are pending.”

The Offer to Purchase is hereby amended and supplemented as follows:

(1) In the Summary Term Sheet section of the Offer to Purchase, the reference to 10 business days under the caption that reads “When will the Company pay for the shares I tender?” is replaced with six business days.

(2) In Section 1 of the Offer to Purchase, the paragraph beginning with “Proration,” is amended by replacing the words “ten business days” with the words “six business days.”

(3) The fifth paragraph of Section 5 of the Offer to Purchase is amended by replacing the words “ten business days” with the words “six business days.”

(4) In Section 9 of the Offer to Purchase, the following language is inserted after the third to the last sentence:

“In the event we borrow funds under the Credit Agreement to pay all or any part of the purchase price for the shares or the fees and expenses incurred in connection with the Tender Offer, we intend to repay the loan on a daily basis to the extent of collected accounts receivable until the loan is repaid in full.”

(5) In Section 11 of the Offer to Purchase (which is incorporated into Item 11(a) of Schedule TO), the last paragraph is replaced with the following language:

“Except as otherwise described in this Section 11, and except for the outstanding stock options and restricted stock granted to our directors, executive officers and other employees pursuant to our various Stock Incentive Plans, which are described in Note 6 to the consolidated financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2005 and in our Current Reports on Form 8-K dated August 22, 2006 and September 5, 2006 (amended September 6, 2006), which descriptions are incorporated herein by reference, neither we nor any of our affiliates, directors or executive officers, (i) is a party to any agreement, arrangement, understanding or relationship, whether or not legally enforceable, with any other person, relating, directly or indirectly, to the Tender Offer or with respect to any of our securities, including, but not limited to, any agreement, arrangement, understanding or relationship concerning the transfer or the voting of our securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations or (ii) has effected any transactions in our shares within the 60 days preceding the Tender Offer.”

The Letter of Transmittal is hereby amended as follows:

(1) In the Letter of Transmittal, clause (4) on page 6 is replaced with the following language:

“(4) The undersigned has read and agrees to all of the terms of the Tender Offer.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WORLD AIR HOLDINGS, INC.

/s/  Mark M. McMillin
Mark M. McMillin
General Counsel and Corporate Secretary

Date: September 19, 2006

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Exhibit Index

Exhibit
Number	Description

(a)(1)(A)*	Offer to Purchase, dated September 11, 2006

(a)(1)(B)*	Letter of Transmittal

(a)(1)(C)*	Notice of Guaranteed Delivery

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated September 11, 2006

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated September 11, 2006

(a)(1)(F)*	Form of Letter to World Airways Employee 401(k) Savings Plan Participants, dated September 11, 2006

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)*	Press Release dated September 11, 2006 Announcing Commencement of the Tender Offer

(b)	Not applicable

(d)(1)	Registration Rights Agreement, dated as of December 30, 2003, by and among World Airways, Inc. and the Air Transportation Stabilization Board (incorporated by reference to Exhibit 99.9 to World Airways, Inc.’s Current Report on Form 8-K, filed with the SEC on January 21, 2004).

(d)(2)	Warrant No. D-1-1, dated as of January 10, 2005, in favor of the Air Transportation Stabilization Board (incorporated by reference to Exhibit 10.6 to World Air Holdings, Inc.’s Current Report on Form 8-K, filed with the SEC on January 10, 2005).

(d)(3)	Warrant No. D-1-2, dated as of January 10, 2005, in favor of the Air Transportation Stabilization Board (incorporated by reference to Exhibit 10.7 to World Air Holdings, Inc.’s Current Report on Form 8-K, filed with the SEC on January 10, 2005).

(d)(4)	Warrant No. D-1-4, dated as of January 10, 2005, in favor of the Air Transportation Stabilization Board (incorporated by reference to Exhibit 10.8 to World Air Holdings, Inc.’s Current Report on Form 8-K, filed with the SEC on January 10, 2005).

(d)(5)	Restricted Stock Plan for Eligible Employees of the Company, including forms for Award Agreements and Stock Option Agreements (incorporated by reference to Exhibit 10.17 to World Airways, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed with the SEC on April 1, 2002).

(d)(6)	World Airways, Inc. Non-Employees’ Stock Option Plan (incorporated by reference to Exhibit 10.46 to World Airways, Inc.’s Registration Statement on Form S-1/A, No. 33-95488, filed with the SEC on October 4, 1995).

(d)(7)	World Air Holdings, Inc. Amended and Restated 1995 Stock Incentive Plan (incorporated by reference to Appendix B to World Airways, Inc.’s definitive proxy statement, filed with the SEC on April 7, 2004).

(d)(8)	Form of Restricted Stock Award for Directors (incorporated by reference to Exhibit 10.1 to World Air Holdings Inc.’s Current Report on Form 8-K, filed with the SEC on August 22, 2006).

(d)(9)	Form of Restricted Stock Award for Executive Officers (incorporated by reference to Exhibit 10.7 to World Air Holdings Inc.’s Current Report on Form 8-K, filed with the SEC on September 5, 2006).

(d)(10)	Employment Agreement, dated as of April 17, 2006, by and between World Air Holdings, Inc. and Michael W. Towe (incorporated by reference to Exhibit 99.1 to World Air Holdings, Inc.’s Current Report on Form 8-K, filed with the SEC on April 19, 2006).

(d)(11)	Employment Agreement, dated as of May 11, 2006, by and between North American Airlines, Inc. and Jeffrey W. Wehrenberg (incorporated by reference to Exhibit 99.1 to World Air Holdings, Inc.’s Current Report on Form 8-K, filed with the SEC on May 16, 2006).

(d)(12)	Employment Agreement, dated as of September 1, 2006, by and between World Air Holdings, Inc. and Randy J. Martinez (incorporated by reference to Exhibit 10.1 to World Air Holdings Inc.’s Current Report on Form 8-K, filed with the SEC on September 5, 2006).

Exhibit
Number	Description

(d)(13)	Employment Agreement, dated as of September 1, 2006, by and between World Air Holdings, Inc. and Jeffrey L. MacKinney (incorporated by reference to Exhibit 10.2 to World Air Holdings Inc.’s Current Report on Form 8-K, filed with the SEC on September 5, 2006).

(d)(14)	Employment Agreement, dated as of September 1, 2006, by and between World Air Holdings, Inc. and Charles H. J. Addison (incorporated by reference to Exhibit 10.4 to World Air Holdings Inc.’s Current Report on Form 8-K/A, filed with the SEC on September 6, 2006).

(d)(15)	Employment Agreement, dated as of September 1, 2006, by and between World Air Holdings, Inc. and Robert R. Binns (incorporated by reference to Exhibit 10.3 to World Air Holdings Inc.’s Current Report on Form 8-K, filed with the SEC on September 5, 2006).

(d)(16)	Employment Agreement, dated as of September 1, 2006, by and between World Air Holdings, Inc. and Charles P. McDonald (incorporated by reference to Exhibit 10.5 to World Air Holdings Inc.’s Current Report on Form 8-K, filed with the SEC on September 5, 2006).

(d)(17)	Employment Agreement, dated as of September 1, 2006, by and between World Air Holdings, Inc. and Mark M. McMillin (incorporated by reference to Exhibit 10.6 to World Air Holdings Inc.’s Current Report on Form 8-K, filed with the SEC on September 5, 2006).

(g)	Not applicable

(h)	Not applicable

*	Previously filed with schedule TO on September 11, 2006.